

02048209

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Impac Secured Assets Corp.	**0001018905**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, June 24, 2002 Series 2002-3	**333-85310**

Name of Person Filing the Document
(If Other than the Registrant)


SEC MAIL PROCESSING
RECEIVED
JUN 26 2002
WASH. D.C.
155
SECTION

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IMPAC SECURED ASSETS CORP.

By: 

Name: Richard J. Johnson

Title: Chief Financial Officer

Dated: June 24, 2002

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE MORTGAGE LOANS CONTAINED IN THE PROSPECTUS SUPPLEMENT

UBS Warburg LLC

PRELIMINARY BACKGROUND INFORMATION

IMPAC SECURED ASSET CORP. SERIES 2002-3

DISCLAIMER

The information herein has been provided solely by UBS Warburg LLC.. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Warburg LLC.

IMPAC Secured Assets Corp.
SERIES 2002-3

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE MORTGAGE LOANS CONTAINED IN THE PROSPECTUS SUPPLEMENT

PRICING INFORMATION

Class	Approximate Principal Amount	Coupon/ Tranche Type	WAL (Yrs) Call/Mat [3]	Principal Window (Years) Call/Mat	Expected Ratings S&P/Moody's
A-IO[1]	$21,000,000	Scheduled Notional IO	2.14/2.14[4]	NA	AAA/Aaa
A-1[1,2]	$28,750,000	Floating/Sequential	0.75/0.75	Jul02-Oct03/Jul02-Oct03	AAA/Aaa
A-2[1,2,3]	$31,750,000	Fixed/Sequential	2.00/2.00	Oct03-Mar05/Oct03-Mar05	AAA/Aaa
A-3[1,2,3]	$56,750,000	Fixed/Sequential	4.99/4.99	Mar05-Dec10/Mar05-Dec10	AAA/Aaa
A-4[1,2,3]	$22,250,000	Fixed/Sequential	11.70/12.58	Dec10-Jul16/Dec10-May25	AAA/Aaa
M-1[1,2,3]	$4,125,000	Mezzanine	7.79/7.87	Feb06-Jul16/Feb06-Mar18	AA/Aa2
M-2[1,2,3]	$3,375,000	Mezzanine	7.65/7.65	Feb06-Jul16/Feb06-Jul16	A/A2
B[1,2,3]	$3,000,000	Subordinated	6.79/6.79	Feb06-Dec13/Feb06-Dec13	BBB/Baa2
Total:	**$150,000,000**				

(1) Subject to the Net WAC Cap as defined below.
(2) Subject to the Net Funds Cap as defined below
(3) The coupon on the Class increases 50 bps after the clean-up call date.
(4) See "Pricing Prepayment Speed" below.
(5) Based on the Notional Balance

ANTICIPATED DESCRIPTION OF THE LOANS

Current Balance:	$150,000,000
Average Balance:	$182,000
Minimum Balance:	$30,250
Maximum Balance:	$682,500
Wtd Average Gross Coupon:	8.41%
Wtd Average Original Term (months):	342
Wtd Average Seasoning (months):	0
Wtd Average Original Loan-To-Value:	80.882%
Fixed loans (% of Pool Principal Balance)	100%

The information herein has been provided solely by UBS Warburg LLC Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Warburg LLC.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE MORTGAGE LOANS CONTAINED IN THE PROSPECTUS SUPPLEMENT

DESCRIPTION OF SECURITIES

Pricing Prepayment Speed:	The Certificates were priced based on the following prepayment assumptions: 100% PPC where 100% PPC is equal to 4% - 18% CPR over 12 months.
Distribution Date:	The 25th day of each month (or the next succeeding business day) commencing in July 2002.
Expected Settlement Date:	June 28, 2002
Accrued Interest:	The price to be paid by investors for the Certificates, with the exception of the Class A-1, will include accrued interest from the first of the month to the settlement date. In the case of the A1, accrued interest will be paid from June 25th to the settlement date.
Interest Accrual Period:	With the exception of the Class A-1 Certificates, interest will accrue on the Certificates at a fixed rate during the month prior to the month of the related Distribution Date based on a 30/360 day year. With respect to the Class A-1 Certificates, interest will accrue from and including the preceding Distribution Date (or from and including June 25th in the case of the first Distribution Date) to and including the day prior to the current Distribution Date at the Class A-1 Certificate Interest Rate on an Actual/360 day basis. With respect to any Distribution Date, the Class A-1 Certificate Interest Rate will be equal to the lesser of (a) One Month LIBOR plus __% per annum and (y) the Group I Net Rate Cap.
Payment Delay:	With the exception of the Class A-1 Certificates, 24 days. With respect to the Class A-1 Certificates, 0 days.
Title:	Impac Secured Asset Corp., Mortgage Pass-Through Certificates, Series 2002-3
Seller:	Impac Funding Corporation
Master Servicer:	Impac Funding Corporation
Subservicer:	GMAC Mortgage Corporation

The information herein has been provided solely by UBS Warburg LLC Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Warburg LLC.

DESCRIPTION OF SECURITIES *(continued)*

Trustee:	Deutsche Bank
Servicer Advancing:	The Servicer is required to make cash advances to cover delinquent payments of principal and interest to the extent deemed recoverable.
Optional Termination:	The terms of the transaction allow for a clean-up call (the "Clean-up Call") which may be exercised once the current aggregate principal balance of the mortgage loans is less than or equal to 5% of the initial aggregate principal balance of the mortgage loans.
Mortgage Loans:	As of the Closing Date, it is anticipated that the aggregate principal balance of the Mortgage Loans will be approximately $150,000,000.
Net WAC Cap:	The Class A-IO, A-1, A-2, A-3, A-4, M-1, M-2 and B Certificates will be subject to a Net WAC Cap equal to the the weighted average of the net mortgage rates on the mortgage loans in the related loan group.
Net Funds Cap:	The Class A-1, A-2, A-3, A-4, M-1, M-2 and B Certificates will be subject to a Net Funds Cap equal to the (i) until the distribution date in December 2004, the weighted average of the net mortgage rates on the mortgage loans adjusted for the interest payable on the Class A-IO Certificates and (ii) thereafter, the weighted average of the net mortgage rates on the mortgage loans in the related loan group.
Basis Risk Shortfall:	The excess, if any, of the interest due Class A-1, A-2, A-3, A-4, M-1, M-2 and B Certificates calculated at the Net WAC Cap over the interest due such class calculated at the Net Funds Cap plus any basis risk shortfall remaining unpaid from prior distribution dates on such class plus interest on such amount at the Net Funds Cap rate.
Credit Enhancement:	Credit enhancement for the Certificates will consist of (i) Excess Interest, (ii) Overcollateralization and (iii) subordination provided to the more senior classes of certificates by the more subordinate classes of certificates.

The information herein has been provided solely by UBS Warburg LLC Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Warburg LLC.

DESCRIPTION OF SECURITIES ***(continued)***

Excess Interest:	The interest collections from the Mortgage Loans less the sum of (i) the interest paid on the Certificates; (ii) the aggregate of all fees and payments due in respect of the Mortgage Loans.
Overcollateralization	The Certificateholders will be entitled to receive distributions of Excess Interest as principal until the Overcollateralization Amount equals the Required Overcollateralization Amount. This distribution of interest as principal will have the effect of accelerating the Certificates relative to the underlying Mortgage Loans. On any Distribution Date, the Overcollateralization Amount will be the amount, if any, by which the Mortgage Loan Balance exceeds the Certificate Principal Balance.
Subordination	The rights of the holders of the Class A Certificates to receive distributions will be senior to the rights of the Mezzanine Certificates and the Subordinate certificates. Similarly, the rights of the holders of the Mezzanine Certificates with higher payment priorities will be senior to the rights of the Mezzanine Certificates with lower payment priorities and the Subordinate Certificates.
Stepdown Date:	Shall be the later to occur of (a) the Distribution Date in July 2005, and (b) the first Distribution Date on which the aggregate principal balance of the Senior Certificates is less than or equal to []% of the aggregate principal balance of the Mortgage Loans for such Distribution Date, if 100% of principal collections had been distributed.
Class A-IO Interest Amount	For each distribution date, product of []% per annum and the notional balance of the Class A-IO for that distribution date, however, for the first [] months, [] of the interest amount otherwise calculated will instead be made available for distribution as Remaining Funds (defined below) beginning with distribution priority (2)

The information herein has been provided solely by UBS Warburg LLC Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Warburg LLC.

Class A-IO Notional Amount For each distribution date, the notional balance of the Class A-IO will be the lesser of the aggregate loan balance and:

Up to and including 6/25/03	21,000,000
From 7/25/03 to and including 12/25/03	18,500,000
From 1/25/04 to and including 6/25/04	16,000,000
From 6/25/04 to and including 12/25/04	13,750,000
Thereafter	0

The information herein has been provided solely by UBS Warburg LLC Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Warburg LLC.

DESCRIPTION OF SECURITIES ***(continued)***

Priority of Distributions: Available funds will be distributed in the following order of priority:

Interest:

1) To pay interest to the Class A-IO
2) To pay unpaid interest shortfalls to the Class A-IO
3) Concurrently, to pay interest on the Class A-1 through A-6 Certificates.
4) Concurrently, to pay unpaid interest shortfalls on the Class A-1 through A-4 Certificates.
5) To pay interest to the Class M-1
6) To pay unpaid interest shortfalls to the Class M-1
7) To pay interest to the Class M-2
8) To pay unpaid interest shortfalls to the Class M-2
9) To pay interest to the Class B
10) To pay unpaid interest shortfalls to the Class B

Principal:

Generally, on each distribution date prior to the Stepdown Date or on which a trigger event has occurred, the principal payment amount will be paid in the following order of priority:

1) To the Class A-1 through A-4 sequentially to zero
2) To the Class M-1 to zero
3) To the Class M-2 to zero
4) To the Class B to zero

Generally, on each distribution date on or after the Stepdown Date and on which a trigger event has not occurred, the principal payment amount will be paid in the following order of priority:

1) To the Class A-1 through A-4 sequentially to zero the senior principal payment amount
2) To the Class M-1 to zero the Class M-1 principal payment amount
3) To the Class M-2 to zero the Class M-2 principal payment amount
4) To the Class B to zero the Class B principal payment amount

Remaining Funds

1) On each distribution date prior to the Stepdown Date or on which a trigger event has occurred, until the aggregate class principal balance of the certificates equals the aggregate loan balance for such distribution date minus the targeted overcollateralization amount for such date:

 1) To the Class A-1 through A-4 sequentially to zero
 2) To the Class M-1 to zero
 3) To the Class M-2 to zero
 4) To the Class B to zero

 On each distribution date on or after the Stepdown Date and on which a trigger event has not occurred, until the aggregate Class Principal Balance of the certificates equals the aggregate Loan Balance for such distribution date minus the targeted overcollateralization amount for such date:

 1) To the Class A-1 through A-4 sequentially to zero the senior principal payment amount
 2) To the Class M-1 to zero the Class M-1 principal payment amount
 3) To the Class M-2 to zero the Class M-2 principal payment amount
 4) To the Class B to zero the Class B principal payment amount

2) To the Class M-1 any deferred amount for such class
3) To the Class M-2 any deferred amount for such class
4) To the Class B any deferred amount for such class
5) Concurrently, to the Class A Certificates, any Basis Risk Shortfall for such class
6) To the Class M-1 Certificates, any Basis Risk Shortfall for such class
7) To the Class M-2 Certificates, any Basis Risk Shortfall for such class
8) To the Class B Certificates, any Basis Risk Shortfall for such class
9) To the Class X

The information herein has been provided solely by UBS Warburg LLC Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Warburg LLC.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE MORTGAGE LOANS CONTAINED IN THE PROSPECTUS SUPPLEMENT

Whole Loan Alt-A Fixed-Rate

		Total
GWAC		8.410% +/- 15bps
WAM		342 +/- 2 months
30 year		90% approx
15 year		10% approx
California		44% max
WA LTV		81% +/- 3%
WA Loan Size	(72% Conforming)	$182k max.
Investor Occupancy		10% approx
Primary Occupancy		87% approx
Secondary Occupancy		3% approx
Express Doc		57% approx.
Full Doc		13% approx.
Stated Doc		20% approx.
No Doc		10% approx.
Cash-Out Refi		31.0% approx.
Loans with prepay penalty		76% approx.
SFD		76% approx.

All numbers approximate.
All tranches subject to 5% size variance.

The information herein has been provided solely by UBS Warburg LLC Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Warburg LLC.

To Maturity

Class AIO	0 PPC	75 PPC	100 PPC	125 PPC	150 PPC
Average Life	2.14	2.14	2.14	2.14	2.14
Yield at 7-19+	5.45715	5.45715	5.45715	5.45715	5.45715
Window	NA-NA	NA-NA	NA-NA	NA-NA	NA-NA

Class A1	0 PPC	75 PPC	100 PPC	125 PPC	150 PPC
Average Life	6.62	0.91	0.75	0.65	0.58
Yield at 100	2.10918	2.10918	2.10918	2.10918	2.10918
Window	Jul02-Apr14	Jul02-Feb04	Jul02-Oct03	Jul02-Jul03	Jul02-Jun03

Class A2	0 PPC	75 PPC	100 PPC	125 PPC	150 PPC
Average Life	15.21	2.55	2	1.65	1.42
Yield at 100	5.35459	5.23681	5.19735	5.15975	5.12391
Window	Apr14-Jan21	Feb04-Jan06	Oct03-Mar05	Jul03-Sep04	Jun03-May04

Class A3	0 PPC	75 PPC	100 PPC	125 PPC	150 PPC
Average Life	23.49	6.52	5	4.03	3.36
Yield at 100	6.53125	6.48325	6.46274	6.44164	6.41964
Window	Jan21-Jan30	Jan06-Jul13	Mar05-Dec10	Sep04-Apr09	May04-Feb08

Class A4	0 PPC	75 PPC	100 PPC	125 PPC	150 PPC
Average Life	28.79	15.99	12.59	10.2	8.48
Yield at 100	7.09519	7.09592	7.09238	7.08742	7.08169
Window	Jan30-Apr32	Jul13-Mar29	Dec10-May25	Apr09-Jul21	Feb08-Jun18

The information herein has been provided solely by UBS Warburg LLC Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Warburg LLC.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE MORTGAGE LOANS CONTAINED IN THE PROSPECTUS SUPPLEMENT

Class M1	0 PPC	75 PPC	100 PPC	125 PPC	150 PPC
Average Life	26.18	10.18	7.88	6.36	5.35
Yield at 100	7.14449	7.11745	7.10409	7.09026	7.077
Window	Dec23-Dec31	Mar07-Jun22	Feb06-Mar18	Jul05-May15	Jul05-Mar13

Class M2	0 PPC	75 PPC	100 PPC	125 PPC	150 PPC
Average Life	26.14	9.9	7.66	6.17	5.18
Yield at 100	7.41998	7.38911	7.37447	7.35886	7.34372
Window	Dec23-Oct31	Mar07-Apr20	Feb06-Jul16	Jul05-Nov13	Jul05-Nov11

Class B	0 PPC	75 PPC	100 PPC	125 PPC	150 PPC
Average Life	25.77	8.86	6.8	5.47	4.6
Yield at 100	7.82842	7.79122	7.77344	7.75477	7.73686
Window	Dec23-Mar31	Mar07-Mar17	Feb06-Dec13	Jul05-Sep11	Jul05-Feb10

The information herein has been provided solely by UBS Warburg LLC Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Warburg LLC.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE MORTGAGE LOANS CONTAINED IN THE PROSPECTUS SUPPLEMENT

To Call

Class AIO	0 PPC	75 PPC	100 PPC	125 PPC	150 PPC
Average Life	2.14	2.14	2.14	2.14	2.14
Yield at 7-19+	5.45715	5.45715	5.45715	5.45715	5.45715
Window	NA-NA	NA-NA	NA-NA	NA-NA	NA-NA

Class A1	0 PPC	75 PPC	100 PPC	125 PPC	150 PPC
Average Life	6.62	0.91	0.75	0.65	0.58
Yield at 100	2.10918	2.10918	2.10918	2.10918	2.10918
Window	Jul02-Apr14	Jul02-Feb04	Jul02-Oct03	Jul02-Jul03	Jul02-Jun03

Class A2	0 PPC	75 PPC	100 PPC	125 PPC	150 PPC
Average Life	15.21	2.55	2	1.65	1.42
Yield at 100	5.35459	5.23681	5.19735	5.15975	5.12391
Window	Apr14-Jan21	Feb04-Jan06	Oct03-Mar05	Jul03-Sep04	Jun03-May04

Class A3	0 PPC	75 PPC	100 PPC	125 PPC	150 PPC
Average Life	23.49	6.52	5	4.03	3.36
Yield at 100	6.53125	6.48325	6.46274	6.44164	6.41964
Window	Jan21-Jan30	Jan06-Jul13	Mar05-Dec10	Sep04-Apr09	May04-Feb08

Class A4	0 PPC	75 PPC	100 PPC	125 PPC	150 PPC
Average Life	28.72	14.99	11.72	9.45	7.83
Yield at 100	7.09476	7.08138	7.07293	7.06348	7.05318
Window	Jan30-Oct31	Jul13-Apr20	Dec10-Jul16	Apr09-Nov13	Feb08-Nov11

The information herein has been provided solely by UBS Warburg LLC Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Warburg LLC.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE MORTGAGE LOANS CONTAINED IN THE PROSPECTUS SUPPLEMENT

Class M1	0 PPC	75 PPC	100 PPC	125 PPC	150 PPC
Average Life	26.17	10.08	7.8	6.29	5.29
Yield at 100	7.14444	7.11516	7.10131	7.0866	7.07242
Window	Dec23-Oct31	Mar07-Apr20	Feb06-Jul16	Jul05-Nov13	Jul05-Nov11

Class M2	0 PPC	75 PPC	100 PPC	125 PPC	150 PPC
Average Life	26.14	9.9	7.66	6.17	5.18
Yield at 100	7.41998	7.38911	7.37447	7.35886	7.34372
Window	Dec23-Oct31	Mar07-Apr20	Feb06-Jul16	Jul05-Nov13	Jul05-Nov11

Class B	0 PPC	75 PPC	100 PPC	125 PPC	150 PPC
Average Life	25.77	8.86	6.8	5.47	4.6
Yield at 100	7.82842	7.79122	7.77344	7.75477	7.73686
Window	Dec23-Mar31	Mar07-Mar17	Feb06-Dec13	Jul05-Sep11	Jul05-Feb10

The information herein has been provided solely by UBS Warburg LLC Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Warburg LLC.

	A	B	C	D	E	F
1	**IMPAC, Class A3**					
2	Deal Type:	Whole Loan	Gross WAC:	8.417	3 Mo CPR:	0.00
3	WA Rem Term:	341	Cur Deal Bal:	$150,000,000.00	WA Amort Term:	348
4	Pricing Speed:	100 PPC	Cur Collat Bal:	$150,000,000.00		
5	No update found		Settle:	05/22/2002	Deal Closed:	06/28/2002
6						
7						
8	Tranche:	A3				
9	CUSIP:	XXXXXXXXX	Orig Balance:	56,750,000.00	Orig Moody's:	Aaa
10	Coupon:	6.4800	Cur Balance:	56,750,000.00	Orig S&P:	AAA
11	Type:	SEN_FIX_CAP	Factor:	1.0000	Delay:	24
12	Given: Price	20 20 20 20 20 20 20 20 20 20 20 20 20 2...		20 20 20 20 20 2...		
13	100	Yield	6.41629	6.41629		
14		WAL	3.25	3.25		
15		Principal Window	Aug04 to Nov06	Aug04 to Nov06		
16		Principal Writedown	0.00 (0.00%)	0.00 (0.00%)		
17		LIBOR_1MO	1.84	1.84		
18		Shock	0	0		
19		Prepay Rate	36.8 42.4 48 CPR	36.8 42.4 48 CPR		
20		Opt Redem	N	Y		

	G	H	I	J	K	L
1						
2	Orig Deal Bal:	$150,000,000.00				
3	Orig Collat Bal:	$150,000,000.00				
4						
5	Next Pay:	07/25/2002	First Pay:	07/25/2002		
6						
7						
8						
9	Accrual Date:	06/01/2002	Int Rate Used:	LIBOR 1MO	Stated Mat:	06/25/2032
10	Orig Support:	7.00%	Floater Floor:	0.000000	Freq:	Monthly
11	Cur Support:	7.00%	Floater Cap:	999.000000	Contrib WAC:	8.4165
12						
13						
14						
15						
16						
17						
18						
19						
20						

	A	B	C	D	E	F
1	**IMPAC, Class A4**					
2	Deal Type:	Whole Loan	Gross WAC:	8.417	3 Mo CPR:	0.00
3	WA Rem Term:	341	Cur Deal Bal:	$150,000,000.00	WA Amort Term:	348
4	Pricing Speed:	100 PPC	Cur Collat Bal:	$150,000,000.00		
5	No update found		Settle:	05/22/2002	Deal Closed:	06/28/2002
6						
7						
8	Tranche:	A4				
9	CUSIP:	XXXXXXXXX	Orig Balance:	22,250,000.00	Orig Moody's:	Aaa
10	Coupon:	7.0300	Cur Balance:	22,250,000.00	Orig S&P:	AAA
11	Type:	SEN_FIX_CAP	Factor:	1.0000	Delay:	24
12	Given: Price		100 PPC,0bp	50 PPC,0bp	75 PPC,0bp	125 PPC,0bp
13	100	Yield	7.09231	7.09568	7.09587	7.08733
14		WAL	12.58	20.63	15.97	10.19
15		Principal Window	Dec10 to May25	Jun17 to Jun31	Jul13 to Mar29	Apr09 to Jul21
16		Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)
17		LIBOR_1MO	1.84	1.84	1.84	1.84
18		Shock	0	0	0	0
19		Prepay Rate	100 PPC	50 PPC	75 PPC	125 PPC

	G	H	I	J	K	L
1						
2	Orig Deal Bal:	$150,000,000.00				
3	Orig Collat Bal:	$150,000,000.00				
4						
5	Next Pay:	07/25/2002	First Pay:	07/25/2002		
6						
7						
8						
9	Accrual Date:	06/01/2002	Int Rate Used:	LIBOR 1MO	Stated Mat:	06/25/2032
10	Orig Support:	7.00%	Floater Floor:	0.000000	Freq:	Monthly
11	Cur Support:	7.00%	Floater Cap:	999.000000	Contrib WAC:	8.4165
12	150 PPC,0bp	175 PPC,0bp	200 PPC,0bp			
13	7.08158	7.07344	7.06394			
14	8.47	7.19	6.19			
15	Feb08 to Jun18	Apr07 to Feb16	Aug06 to Apr14			
16	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)			
17	1.84	1.84	1.84			
18	0	0	0			
19	150 PPC	175 PPC	200 PPC			

	A	B	C	D	E	F
1	**IMPAC, Class A3**					
2	Deal Type:	Whole Loan	Gross WAC:	8.417	3 Mo CPR:	0.00
3	WA Rem Term:	341	Cur Deal Bal:	$150,000,000.00	WA Amort Term:	348
4	Pricing Speed:	100 PPC	Cur Collat Bal:	$150,000,000.00		
5	No update found		Settle:	05/22/2002	Deal Closed:	06/28/2002
6						
7						
8	Tranche:	A3				
9	CUSIP:	XXXXXXXXX	Orig Balance:	56,750,000.00	Orig Moody's:	Aaa
10	Coupon:	6.4800	Cur Balance:	56,750,000.00	Orig S&P:	AAA
11	Type:	SEN_FIX_CAP	Factor:	1.0000	Delay:	24
12	Given: Price		100 PPC,0bp	50 PPC,0bp	75 PPC,0bp	125 PPC,0bp
13	100	Yield	6.46261	6.50275	6.48318	6.44143
14		WAL	4.99	9.2	6.52	4.03
15		Principal Window	Mar05 to Dec10	Jul07 to Jun17	Jan06 to Jul13	Sep04 to Apr09
16		Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)
17		LIBOR_1MO	1.84	1.84	1.84	1.84
18		Shock	0	0	0	0
19		Prepay Rate	100 PPC	50 PPC	75 PPC	125 PPC

	G	H	I	J	K	L
1						
2	Orig Deal Bal:	$150,000,000.00				
3	Orig Collat Bal:	$150,000,000.00				
4						
5	Next Pay:	07/25/2002	First Pay:	07/25/2002		
6						
7						
8						
9	Accrual Date:	06/01/2002	Int Rate Used:	LIBOR 1MO	Stated Mat:	06/25/2032
10	Orig Support:	7.00%	Floater Floor:	0.000000	Freq:	Monthly
11	Cur Support:	7.00%	Floater Cap:	999.000000	Contrib WAC:	8.4165
12	150 PPC,0bp	175 PPC,0bp	200 PPC,0bp			
13	6.41934	6.39589	6.37076			
14	3.35	2.84	2.45			
15	May04 to Feb08	Feb04 to Apr07	Dec03 to Aug06			
16	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)			
17	1.84	1.84	1.84			
18	0	0	0			
19	150 PPC	175 PPC	200 PPC			

	A	B	C	D	E	F
1	**IMPAC, Class A3**					
2	Deal Type:	Whole Loan	Gross WAC:	8.417	3 Mo CPR:	0.00
3	WA Rem Term:	341	Cur Deal Bal:	$150,000,000.00	WA Amort Term:	348
4	Pricing Speed:	100 PPC	Cur Collat Bal:	$150,000,000.00		
5	No update found		Settle:	05/22/2002	Deal Closed:	06/28/2002
6						
7						
8	Tranche:	A3				
9	CUSIP:	XXXXXXXXX	Orig Balance:	56,750,000.00	Orig Moody's:	Aaa
10	Coupon:	6.4800	Cur Balance:	56,750,000.00	Orig S&P:	AAA
11	Type:	SEN_FIX_CAP	Factor:	1.0000	Delay:	24
12	Given: Price		100 PPC,0bp	50 PPC,0bp	75 PPC,0bp	125 PPC,0bp
13	100	Yield	6.46261	6.50275	6.48318	6.44143
14		WAL	4.99	9.2	6.52	4.03
15		Principal Window	Mar05 to Dec10	Jul07 to Jun17	Jan06 to Jul13	Sep04 to Apr09
16		Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)
17		LIBOR_1MO	1.84	1.84	1.84	1.84
18		Shock	0	0	0	0
19		Prepay Rate	100 PPC	50 PPC	75 PPC	125 PPC

	G	H	I	J	K	L
1						
2	Orig Deal Bal:	$150,000,000.00				
3	Orig Collat Bal:	$150,000,000.00				
4						
5	Next Pay:	07/25/2002	First Pay:	07/25/2002		
6						
7						
8						
9	Accrual Date:	06/01/2002	Int Rate Used:	LIBOR 1MO	Stated Mat:	06/25/2032
10	Orig Support:	7.00%	Floater Floor:	0.000000	Freq:	Monthly
11	Cur Support:	7.00%	Floater Cap:	999.000000	Contrib WAC:	8.4165
12	150 PPC,0bp	175 PPC,0bp	200 PPC,0bp			
13	6.41934	6.39589	6.37076			
14	3.35	2.84	2.45			
15	May04 to Feb08	Feb04 to Apr07	Dec03 to Aug06			
16	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)			
17	1.84	1.84	1.84			
18	0	0	0			
19	150 PPC	175 PPC	200 PPC			

	A	B	C	D	E	F
1	**IMPAC, Class A3**					
2	Deal Type:	Whole Loan	Gross WAC:	8.417	3 Mo CPR:	0.00
3	WA Rem Term:	341	Cur Deal Bal:	$150,000,000.00	WA Amort Term:	348
4	Pricing Speed:	100 PPC	Cur Collat Bal:	$150,000,000.00		
5	No update found		Settle:	05/22/2002	Deal Closed:	06/28/2002
6						
7						
8	Tranche:	A3				
9	CUSIP:	XXXXXXXXX	Orig Balance:	56,750,000.00	Orig Moody's:	Aaa
10	Coupon:	6.4800	Cur Balance:	56,750,000.00	Orig S&P:	AAA
11	Type:	SEN_FIX_CAP	Factor:	1.0000	Delay:	24
12	Given: Price		100 PPC	100 PPC	100 PPC	100 PPC
13	100	Yield	6.46261	6.46261	6.46261	6.46261
14		WAL	4.99	4.99	4.99	4.99
15		Principal Window	Mar05 to Dec10	Mar05 to Dec10	Mar05 to Dec10	Mar05 to Dec10
16		Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)
17		LIBOR_1MO	1.84	2.84	3.84	4.84
18		Shock	0	0	0	0
19		Prepay Rate	100 PPC	100 PPC	100 PPC	100 PPC
20		Opt Redem	N	N	N	N

	G	H	I	J	K	L
1						
2	Orig Deal Bal:	$150,000,000.00				
3	Orig Collat Bal:	$150,000,000.00				
4						
5	Next Pay:	07/25/2002	First Pay:	07/25/2002		
6						
7						
8						
9	Accrual Date:	06/01/2002	Int Rate Used:	LIBOR 1MO	Stated Mat:	06/25/2032
10	Orig Support:	7.00%	Floater Floor:	0.000000	Freq:	Monthly
11	Cur Support:	7.00%	Floater Cap:	999.000000	Contrib WAC:	8.4165
12	100 PPC					
13	6.46261					
14	4.99					
15	Mar05 to Dec10					
16	0.00 (0.00%)					
17	5.84					
18	0					
19	100 PPC					
20	N					

	A	B	C	D	E	F	G	H
1	**IMPAC, Class B**							
2	Deal Typ	Whole Loan	Gross WAC:	8.417	3 Mo CPR:	0.00	Orig Deal Bal:	$150,000,000.00
3	WA Rem	341	Cur Deal Bal:	150,000,000.00	WA Amort Term:	348	Orig Collat Bal:	$150,000,000.00
4	Pricing S	100 PPC	Cur Collat Bal:	150,000,000.00				
5	No update found		Settle:	05/23/2002	Deal Closed:	06/28/2002	Next Pay:	07/25/2002
6								
7								
8	Tranche:	B						
9	Matures i	6 mo(s) (Feb0	CUSIP:	XXXXXXXXX	Orig Balance:	3,000,000.00	Orig Moody's:	Baa2
10	Princ Wir	Jul05 to Feb07	Coupon:	7.7500	Cur Balance:	3,000,000.00	Orig S&P:	BBB
11	WAL:	3.32 yrs	Type:	JUN_FIX_CAP	Factor:	1.0000	Delay:	24
12	Scen: 1:LIBOR_1MO-1.84,Prepay Rate-40 CPR							
13	Scen: 2:LIBOR_1MO-1.84,Prepay Rate-50 CPR							
14	Scen: 3:LIBOR_1MO-1.84,Prepay Rate-60 CPR							
15	Scen: 4:LIBOR_1MO-1.84,Prepay Rate-20 for 12 40 CPR							
16	Scen: 5:LIBOR_1MO-1.84,Prepay Rate-20 for 12 50 CPR							
17	Scen: 6:LIBOR_1MO-1.84,Prepay Rate-20 for 12 60 CPR							
18	Period	Date	Principal	Interest	Cash Flow	Balance	Princ Writedown	Accrued Interest
19	**Total**		**3,000,000.00**	**773,895.81**	**3,773,895.81**		**0**	**773,059.56**
20								
21	0	Jun 28, 02	0	0	0	3,000,000.00	0	0
22	1	Jul 25, 02	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
23	2	Aug 25, 02	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
24	3	Sep 25, 02	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
25	4	Oct 25, 02	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
26	5	Nov 25, 02	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
27	6	Dec 25, 02	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
28	7	Jan 25, 03	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
29	8	Feb 25, 03	0	18,255.97	18,255.97	3,000,000.00	0	19,375.00
30	9	Mar 25, 03	0	17,439.39	17,439.39	3,000,000.00	0	19,375.00
31	10	Apr 25, 03	0	17,346.50	17,346.50	3,000,000.00	0	19,375.00
32	11	May 25, 03	0	17,249.46	17,249.46	3,000,000.00	0	19,375.00
33	12	Jun 25, 03	0	17,148.09	17,148.09	3,000,000.00	0	19,375.00
34	13	Jul 25, 03	0	25,192.75	25,192.75	3,000,000.00	0	19,375.00
35	14	Aug 25, 03	0	23,185.86	23,185.86	3,000,000.00	0	19,375.00
36	15	Sep 25, 03	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
37	16	Oct 25, 03	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
38	17	Nov 25, 03	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
39	18	Dec 25, 03	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
40	19	Jan 25, 04	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
41	20	Feb 25, 04	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
42	21	Mar 25, 04	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
43	22	Apr 25, 04	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
44	23	May 25, 04	0	19,204.21	19,204.21	3,000,000.00	0	19,375.00
45	24	Jun 25, 04	0	16,474.64	16,474.64	3,000,000.00	0	19,375.00
46	25	Jul 25, 04	0	16,790.12	16,790.12	3,000,000.00	0	19,375.00
47	26	Aug 25, 04	0	16,667.88	16,667.88	3,000,000.00	0	19,375.00

	A	B	C	D	E	F	G	H
48	27	Sep 25, 04	0	16,540.17	16,540.17	3,000,000.00	0	19,375.00
49	28	Oct 25, 04	0	16,406.74	16,406.74	3,000,000.00	0	19,375.00
50	29	Nov 25, 04	0	16,267.33	16,267.33	3,000,000.00	0	19,375.00
51	30	Dec 25, 04	0	16,121.68	16,121.68	3,000,000.00	0	19,375.00
52	31	Jan 25, 05	0	22,305.72	22,305.72	3,000,000.00	0	19,375.00
53	32	Feb 25, 05	0	37,614.73	37,614.73	3,000,000.00	0	19,375.00
54	33	Mar 25, 05	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
55	34	Apr 25, 05	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
56	35	May 25, 05	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
57	36	Jun 25, 05	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
58	37	Jul 25, 05	963,623.59	19,375.00	982,998.59	2,036,376.41	0	19,375.00
59	38	Aug 25, 05	1,204,028.07	13,151.60	1,217,179.67	832,348.35	0	13,151.60
60	39	Sep 25, 05	67,502.55	5,375.58	72,878.13	764,845.80	0	5,375.58
61	40	Oct 25, 05	64,634.66	4,939.63	69,574.29	700,211.13	0	4,939.63
62	41	Nov 25, 05	61,888.22	4,522.20	66,410.42	638,322.91	0	4,522.20
63	42	Dec 25, 05	59,258.09	4,122.50	63,380.59	579,064.83	0	4,122.50
64	43	Jan 25, 06	56,739.35	3,739.79	60,479.15	522,325.47	0	3,739.79
65	44	Feb 25, 06	54,327.32	3,373.35	57,700.67	467,998.15	0	3,373.35
66	45	Mar 25, 06	52,017.47	3,022.49	55,039.95	415,980.69	0	3,022.49
67	46	Apr 25, 06	49,805.49	2,686.54	52,492.03	366,175.20	0	2,686.54
68	47	May 25, 06	47,687.24	2,364.88	50,052.12	318,487.96	0	2,364.88
69	48	Jun 25, 06	45,658.77	2,056.90	47,715.67	272,829.19	0	2,056.90
70	49	Jul 25, 06	43,716.28	1,762.02	45,478.30	229,112.92	0	1,762.02
71	50	Aug 25, 06	41,856.13	1,479.69	43,335.82	187,256.79	0	1,479.69
72	51	Sep 25, 06	40,074.85	1,209.37	41,284.22	147,181.93	0	1,209.37
73	52	Oct 25, 06	38,369.11	950.55	39,319.66	108,812.83	0	950.55
74	53	Nov 25, 06	36,735.70	702.75	37,438.45	72,077.13	0	702.75
75	54	Dec 25, 06	35,171.57	465.5	35,637.06	36,905.56	0	465.5
76	55	Jan 25, 07	33,673.79	238.35	33,912.13	3,231.78	0	238.35
77	56	Feb 25, 07	3,231.78	20.87	3,252.65	0	0	20.87

	I	J	K	L
1				
2				
3				
4				
5	First Pay:	07/25/2002		
6				
7				
8				
9	Accrual Date:	06/01/2002	Rate Used:	LIBOR 1MO
10	Orig Support:	0.00%	oater Floor:	0.000000
11	Cur Support:	0.00%	loater Cap:	999.000000
12				
13				
14				
15				
16				
17				
18	Interest Shortfall	Accum Interest Shortfall	Coupon	
19	**0**			
20				
21	0	0	0	
22	0	0	7.75	
23	0	0	7.75	
24	0	0	7.75	
25	0	0	7.75	
26	0	0	7.75	
27	0	0	7.75	
28	0	0	7.75	
29	0	0	7.75	
30	0	0	7.75	
31	0	0	7.75	
32	0	0	7.75	
33	0	0	7.75	
34	0	0	7.75	
35	0	0	7.75	
36	0	0	7.75	
37	0	0	7.75	
38	0	0	7.75	
39	0	0	7.75	
40	0	0	7.75	
41	0	0	7.75	
42	0	0	7.75	
43	0	0	7.75	
44	0	0	7.75	
45	0	0	7.75	
46	0	0	7.75	
47	0	0	7.75	

	I	J	K	L
48	0	0	7.75	
49	0	0	7.75	
50	0	0	7.75	
51	0	0	7.75	
52	0	0	7.75	
53	0	0	7.75	
54	0	0	7.75	
55	0	0	7.75	
56	0	0	7.75	
57	0	0	7.75	
58	0	0	7.75	
59	0	0	7.75	
60	0	0	7.75	
61	0	0	7.75	
62	0	0	7.75	
63	0	0	7.75	
64	0	0	7.75	
65	0	0	7.75	
66	0	0	7.75	
67	0	0	7.75	
68	0	0	7.75	
69	0	0	7.75	
70	0	0	7.75	
71	0	0	7.75	
72	0	0	7.75	
73	0	0	7.75	
74	0	0	7.75	
75	0	0	7.75	
76	0	0	7.75	
77	0	0	7.75	

	A	B	C	D	E	F	G	H
1	**IMPAC, Class B**							
2	Deal Typ(	Whole Loan	Gross WAC:	8.417	3 Mo CPR:	0.00	Orig Deal Bal:	$150,000,000.00
3	WA Rem	341	Cur Deal Bal:	150,000,000.00	WA Amort Term:	348	Orig Collat Bal:	$150,000,000.00
4	Pricing S	100 PPC	Cur Collat Bal:	150,000,000.00				
5	No update found		Settle:	05/23/2002	Deal Closed:	06/28/2002	Next Pay:	07/25/2002
6								
7								
8	Tranche:	B						
9	Matures i	6 mo(s) (Feb0	CUSIP:	XXXXXXXXX	Orig Balance:	3,000,000.00	Orig Moody's:	Baa2
10	Princ Wir	Jul05 to Feb07	Coupon:	7.7500	Cur Balance:	3,000,000.00	Orig S&P:	BBB
11	WAL:	3.32 yrs	Type:	JUN_FIX_CAP	Factor:	1.0000	Delay:	24
12	Scen: 1:LIBOR_1MO-1.84,Prepay Rate-40 CPR							
13	Scen: 2:LIBOR_1MO-1.84,Prepay Rate-50 CPR							
14	Scen: 3:LIBOR_1MO-1.84,Prepay Rate-60 CPR							
15	Period	Date	Principal	Interest	Cash Flow	Balance	Princ Writedown	Accrued Interest
16	**Total**		**3,000,000.00**	**773,895.81**	**3,773,895.81**		**0**	**773,059.56**
17								
18	0	Jun 28, 02	0	0	0	3,000,000.00	0	0
19	1	Jul 25, 02	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
20	2	Aug 25, 02	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
21	3	Sep 25, 02	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
22	4	Oct 25, 02	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
23	5	Nov 25, 02	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
24	6	Dec 25, 02	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
25	7	Jan 25, 03	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
26	8	Feb 25, 03	0	18,255.97	18,255.97	3,000,000.00	0	19,375.00
27	9	Mar 25, 03	0	17,439.39	17,439.39	3,000,000.00	0	19,375.00
28	10	Apr 25, 03	0	17,346.50	17,346.50	3,000,000.00	0	19,375.00
29	11	May 25, 03	0	17,249.46	17,249.46	3,000,000.00	0	19,375.00
30	12	Jun 25, 03	0	17,148.09	17,148.09	3,000,000.00	0	19,375.00
31	13	Jul 25, 03	0	25,192.75	25,192.75	3,000,000.00	0	19,375.00
32	14	Aug 25, 03	0	23,185.86	23,185.86	3,000,000.00	0	19,375.00
33	15	Sep 25, 03	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
34	16	Oct 25, 03	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
35	17	Nov 25, 03	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
36	18	Dec 25, 03	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
37	19	Jan 25, 04	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
38	20	Feb 25, 04	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
39	21	Mar 25, 04	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
40	22	Apr 25, 04	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
41	23	May 25, 04	0	19,204.21	19,204.21	3,000,000.00	0	19,375.00
42	24	Jun 25, 04	0	16,474.64	16,474.64	3,000,000.00	0	19,375.00
43	25	Jul 25, 04	0	16,790.12	16,790.12	3,000,000.00	0	19,375.00
44	26	Aug 25, 04	0	16,667.88	16,667.88	3,000,000.00	0	19,375.00
45	27	Sep 25, 04	0	16,540.17	16,540.17	3,000,000.00	0	19,375.00
46	28	Oct 25, 04	0	16,406.74	16,406.74	3,000,000.00	0	19,375.00
47	29	Nov 25, 04	0	16,267.33	16,267.33	3,000,000.00	0	19,375.00
48	30	Dec 25, 04	0	16,121.68	16,121.68	3,000,000.00	0	19,375.00

	A	B	C	D	E	F	G	H
49	31	Jan 25, 05	0	22,305.72	22,305.72	3,000,000.00	0	19,375.00
50	32	Feb 25, 05	0	37,614.73	37,614.73	3,000,000.00	0	19,375.00
51	33	Mar 25, 05	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
52	34	Apr 25, 05	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
53	35	May 25, 05	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
54	36	Jun 25, 05	0	19,375.00	19,375.00	3,000,000.00	0	19,375.00
55	37	Jul 25, 05	963,623.59	19,375.00	982,998.59	2,036,376.41	0	19,375.00
56	38	Aug 25, 05	1,204,028.07	13,151.60	1,217,179.67	832,348.35	0	13,151.60
57	39	Sep 25, 05	67,502.55	5,375.58	72,878.13	764,845.80	0	5,375.58
58	40	Oct 25, 05	64,634.66	4,939.63	69,574.29	700,211.13	0	4,939.63
59	41	Nov 25, 05	61,888.22	4,522.20	66,410.42	638,322.91	0	4,522.20
60	42	Dec 25, 05	59,258.09	4,122.50	63,380.59	579,064.83	0	4,122.50
61	43	Jan 25, 06	56,739.35	3,739.79	60,479.15	522,325.47	0	3,739.79
62	44	Feb 25, 06	54,327.32	3,373.35	57,700.67	467,998.15	0	3,373.35
63	45	Mar 25, 06	52,017.47	3,022.49	55,039.95	415,980.69	0	3,022.49
64	46	Apr 25, 06	49,805.49	2,686.54	52,492.03	366,175.20	0	2,686.54
65	47	May 25, 06	47,687.24	2,364.88	50,052.12	318,487.96	0	2,364.88
66	48	Jun 25, 06	45,658.77	2,056.90	47,715.67	272,829.19	0	2,056.90
67	49	Jul 25, 06	43,716.28	1,762.02	45,478.30	229,112.92	0	1,762.02
68	50	Aug 25, 06	41,856.13	1,479.69	43,335.82	187,256.79	0	1,479.69
69	51	Sep 25, 06	40,074.85	1,209.37	41,284.22	147,181.93	0	1,209.37
70	52	Oct 25, 06	38,369.11	950.55	39,319.66	108,812.83	0	950.55
71	53	Nov 25, 06	36,735.70	702.75	37,438.45	72,077.13	0	702.75
72	54	Dec 25, 06	35,171.57	465.5	35,637.06	36,905.56	0	465.5
73	55	Jan 25, 07	33,673.79	238.35	33,912.13	3,231.78	0	238.35
74	56	Feb 25, 07	3,231.78	20.87	3,252.65	0	0	20.87

	I	J	K	L
1				
2				
3				
4				
5	First Pay:	07/25/2002		
6				
7				
8				
9	Accrual Date:	06/01/2002	Rate Used:	LIBOR 1MO
10	Orig Support:	0.00%	oater Floor:	0.000000
11	Cur Support:	0.00%	loater Cap:	999.000000
12				
13				
14				
15	Interest Shortfall	Accum Interest Shortfall	Coupon	
16	0			
17				
18	0	0	0	
19	0	0	7.75	
20	0	0	7.75	
21	0	0	7.75	
22	0	0	7.75	
23	0	0	7.75	
24	0	0	7.75	
25	0	0	7.75	
26	0	0	7.75	
27	0	0	7.75	
28	0	0	7.75	
29	0	0	7.75	
30	0	0	7.75	
31	0	0	7.75	
32	0	0	7.75	
33	0	0	7.75	
34	0	0	7.75	
35	0	0	7.75	
36	0	0	7.75	
37	0	0	7.75	
38	0	0	7.75	
39	0	0	7.75	
40	0	0	7.75	
41	0	0	7.75	
42	0	0	7.75	
43	0	0	7.75	
44	0	0	7.75	
45	0	0	7.75	
46	0	0	7.75	
47	0	0	7.75	
48	0	0	7.75	

	I	J	K	L
49	0	0	7.75	
50	0	0	7.75	
51	0	0	7.75	
52	0	0	7.75	
53	0	0	7.75	
54	0	0	7.75	
55	0	0	7.75	
56	0	0	7.75	
57	0	0	7.75	
58	0	0	7.75	
59	0	0	7.75	
60	0	0	7.75	
61	0	0	7.75	
62	0	0	7.75	
63	0	0	7.75	
64	0	0	7.75	
65	0	0	7.75	
66	0	0	7.75	
67	0	0	7.75	
68	0	0	7.75	
69	0	0	7.75	
70	0	0	7.75	
71	0	0	7.75	
72	0	0	7.75	
73	0	0	7.75	
74	0	0	7.75	